Exhibit 3.1
CERTIFICATE OF AMENDMENT
of
AMENDED AND RESTATED ARTICLES OF INCORPORATION
of
WEST PHARMACEUTICAL SERVICES, INC.

The Amended and Restated Articles of Incorporation of the Corporation, filed with the Secretary of State of the Commonwealth of Pennsylvania on December 17, 2007 and as further amended on May 5, 2011, are hereby amended by deleting the first paragraph of Article 5 thereof in its entirety and by substituting in lieu thereof, the following:

5.    Capital Stock. The aggregate number of shares of capital stock which the Corporation shall have authority to issue is 103,000,000 shares, consisting of (i) 3,000,000 shares of Preferred Stock, par value $.25 per share (“Preferred Stock”) and (ii) 100,000,000 shares of Common Stock, par value $.25 per share (“Common Stock”).

*Certificate of Amendment of the Amended and Restated Articles of Incorporation of West Pharmaceutical Services, Inc. Filed with the Commonwealth of Pennsylvania on August 23, 2013.